Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
+(86-21) 6879-6250
investor.relations@51job.com

51job, Inc. Announces Passing of Board Member Dr. Xiaoyue Chen

SHANGHAI, China, March 22, 2010 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, regretfully announced today that Board of Directors member Dr. Xiaoyue Chen has passed away. Dr. Chen joined 51job’s Board of Directors as an independent director in 2007 and served as the chairman of the nominating and corporate governance committee and a member of the audit committee.

“We are terribly saddened to learn of Dr. Chen’s passing,” said Rick Yan, President and Chief Executive Officer of 51job, Inc. “He was a valued member of our Board of Directors and his contribution will be deeply missed. On behalf of 51job, I extend our condolences to Dr. Chen’s family and friends.”

Dr. Xiaoyue Chen was the Director of the Institute of Accountancy of Tsinghua University, a senior consultant of Beijing National Accounting Institute and the Vice President of the China Appraisal Society. He also served as a board member of China Shenhua Energy Co. Ltd., China Unicom Ltd. and Yunnan Baiyao Group Co. Ltd. Dr. Chen held Bachelor, Master and Ph.D degrees in Engineering, all from Tsinghua University.

In accordance with applicable regulatory and exchange requirements, 51job anticipates adding a new independent director to serve on the audit committee by the next annual shareholders’ meeting but no later than one year from March 19, 2010.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through print advertisements in 51job Weekly and online recruitment services at http://www.51job.com, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and salary surveys. 51job has a call center in Wuhan and a nationwide sales office network spanning 26 cities across China.